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                                                                      Exhibit 11

                   NUMBER NINE VISUAL TECHNOLOGY CORPORATION

     STATEMENT REGARDING COMPUTATION OF NET INCOME (LOSS) PER SHARE (1)(2)

                     (in thousands, except per share data)
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

                                                 THREE MONTHS ENDED            SIX MONTHS ENDED
                                          JUNE 28, 1997   JUNE 29, 1996   JUNE 28, 1997   JUNE 29, 1996
                                          --------------  --------------  --------------  --------------

HISTORICAL
Common Stock Outstanding, beginning of            9,081           8,940        9,053           8,758
 the period
Weighted average cheap stock                          -               -            -               -
Weighted average redeemable common stock              -               -            -               -
Weighted average number of common stock              20              53           36             154
 issued
Weighted average of common stock                      -               -            -               -
 equivalents
Less:  assumed purchase of treasury                   -               -            -               -
 shares                                         -------         -------    ---------        --------

Weighted average number of common and
 common
  equivalent share outstanding                    9,101           8,993        9,089           8,912
                                                =======         =======    =========        ========

Net income (loss)                               $(9,629)        $(8,763)   $( 11,986)       $( 9,333)
                                                =======         =======    =========        ========

Net income (loss) per common and common
  equivalent share outstanding                  $ (1.06)        $ (0.97)   $   (1.32)       $  (1.05)

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(1)    Primary and fully diluted calculations are substantially the same.